Exhibit 99.1

Sterlite Industries (India) Limited 75 Nehru Road, Vile Parle (East) Mumbai 400099, INDIA Tel: +91 (0) 22 6646 1000 Fax: +91 (0) 22 6646 1451 www.sterlite-industries.com
25 January 2010
Sterlite Industries (India) Limited
Unaudited Results for the Third Quarter and Nine Months Ended
31 December 2009
Mumbai: Sterlite Industries (India) Limited (“SIIL” or the “Company”) today announced its unaudited consolidated results for the third quarter (“Q3”) and nine months (“the nine months period”) ended 31 December 2009.
Highlights
■	Strong financial performance
—	Revenue up 50% at Rs 6,677 crores

—	EBITDA up 206% at Rs 1,788 crores
■	Highest ever Zinc and Lead mined metal production at 199,729 tonnes

■	Awards received during the quarter
—	Ramakrishna Bajaj National Quality Award 2009 for Sterlite Industries & HZL

—	CII- National Award for Excellence in Water Management 2009 for HZL
■	Strong balance sheet with cash, cash equivalents and liquid investments of Rs. 25,257 crores
Financial Highlights

(In Rs. crore, except as stated)
	Quarter ended				Nine months ended			Year Ended 31
	31 December			Change	31 December		Change	March
	2009		2008	%	2009	2008	%	2009
Net Sales/Income from operations	6,677		4,446	50	17,300	16,808	3	21,144
Profit before interest, depreciation & taxes	2,144		1,151	86	5,297	5,625	-6	6,858
Taxes	290		116	150	780	789	-1	855
Profit After Taxes and before exceptional items	1,582		747	112	3,769	4,073	-0.08	4,905
Minority Interest	480		172		1,170	1,061		1,267
Share in Profit/(Loss) of Associate	(97)		(47)		60	(45)		(154)
Attributable Profit before exceptional item	1,005		529	90	2,660	2,967	-1	3,485
Exceptional items	274	*	15		297	25		(55)
Attributable PAT after exceptional item	731		514	42	2,363	2,942	-20	3,540

*	Asarco agreement termination and related costs

Sterlite Industries (India) Limited Results for the Third Quarter and Nine months ended 31 December 2009	Page 2 of 5
Production Summary

(In kt, except as stated)
	Quarter ended			Nine months ended			Year Ended 31
	31 December		Change	31 December		Change	March
	2009	2008	%	2009	2008	%	2009
Aluminium
BALCO *	65	92	(29.5)	201	272	(26.1)	357
VAL	65	26	150.0	173	33	424.2	82
Copper — India/Australia
Mined Metal Content	4	7	(36.0)	17	19	(11.9)	27
Cathodes	85	76	11.8	255	225	13.2	313
Zinc and Lead
Mined Metal Content	200	192	4.2	575	538	7.0	735
Zinc — refined	148	152	(2.6)	428	401	6.7	552
Lead— refined [1]	21	16	31.3	52	47	10.6	65
Silver ( in 000’ Kgs)[2]	36	25	44.1	95	70	36.6	105
Power (mn units)	433	42	922.2	1,108	184	502.5	231

*	Reduction in volume due to shut down of BALCO plant I

1.	Including captive consumption of 2,000 tonnes vs 1,000 tonnes in Q3FY2010 vs Q3FY2009 and 6,000 tonnes vs 2,000 tonnes in 9 months FY2010 vs 9 months FY 2009. Full year captive consumption was 5,000 tonnes.

2.	Including captive consumption of 43,000 kgs vs 29,163 kgs in Q3FY2010 vs Q3FY2009 and 125,000 tonnes and 84,000 tonnes in 9 monthsFY2010 vs 9 months FY2009 Full year captive consumption was 132,000 kgs.
Zinc Business
Our Zinc business achieved its highest ever mined metal and saleable silver production during the quarter. During Q3 and the nine month period, zinc and lead mined metal production was 199,729 tonnes and 575,088 tonnes respectively, in line with the rated capacity. During the same period, zinc and lead refined metal production was 167,317 tonnes and 474,076 tonnes, compared with 166,539 tonnes and 445,812 tonnes in the corresponding prior periods.
Sales during the quarter were augmented by the sale of 40,972 dry metric tonnes of surplus zinc concentrate.
During Q3, the company recorded its highest ever saleable silver production of 35,633 kilograms, an increase of 44% compared with the corresponding prior quarter. For the nine month period, saleable silver production was 95,484 kilograms, an increase of 37% compared with the corresponding prior period.
Revenues for Q3 and the nine month period were Rs 2,203 crores and Rs 5,460 crores respectively, compared with Rs. 1,016 crores and Rs. 4,356 crores in the corresponding prior period. EBITDA for Q3 and the nine month period was Rs. 1,370 crores and Rs 3,182 crores respectively as compared Rs. 274 crores and Rs. 2,216 crores in the corresponding prior periods. The positive impact of higher LME, production volume and operational efficiency was partially offset by a decline in the by-product realisation and impact of the settlement of a long term wage agreement effective from July 2007, with HZL union.
Expansion Projects
The Rampura Agucha mine expansion from 5mtpa to 6mtpa is on schedule for commissioning by mid 2010. Construction at the 210 kt Zinc smelter, 100 Kt lead smelter and 160 MW CPP is progressing well for completion on schedule. Sindesar Khurd Mine’s primary development is on schedule for progressive commissioning from mid 2010.

Sterlite Industries (India) Limited Results for the Third Quarter and Nine months ended 31 December 2009	Page 3 of 5
Copper Business
During Q3 and the nine month period, copper cathode production at our Tuticorin smelter was stable at 85,222 tonnes and 254,669 tonnes respectively, compared with 76,219 tonnes and 224,966 tonnes in the corresponding prior periods.
Mined metal production at Australian Mine was 4,476 tonnes in Q3. The production is rapidly ramping up after resumption of production in October 2009, post the temporary mine closure in August 2009 following a mud rush.
Revenues for Q3 and the nine month period were at Rs. 3,548 crores and Rs. 9,410 crores respectively, compared with Rs. 2,578 crores and Rs. 9,269 crores in the corresponding periods. EBITDA for Q3 and the nine month period was at Rs. 165 crores and Rs. 459 crores respectively, compared with Rs. 98 crores and Rs. 983 crores in the corresponding prior periods.
Profitability during the current quarter improved due to better by-product realizations and we expect similar trend going forward.
Aluminium Business
During Q3 and the nine month period, the aluminium production from BALCO II smelter was higher than its rated capacity at 64,769 tonnes and 200,717 tonnes respectively. BALCO I CPP continues to sell surplus power and its performance is shown separately in the “Power” segment.
Revenues for Q3 and the nine month period were Rs. 693 crores and Rs. 1,937 crores respectively, compared with Rs. 836 crores and Rs. 3,121 crores in the corresponding prior periods. EBITDA for the Q3 and the nine month period were Rs. 130 crores and Rs. 392 crores respectively, compared with Rs. 162 crores and Rs. 893 crores in the corresponding prior periods.
Expansion Projects
BALCO
The first metal tapping from the 325 ktpa aluminium smelter project at BALCO is expected in Q3 FY11. The construction at the associated 1,200 MW captive thermal power plant has resumed and the first unit is expected to commence power generation on schedule in October 2010.
VAL
The first 250 kt of Jharsuguda I smelter was capitalised on 30 November 2009. The second 250 kt potline is on track for completion by the end of the financial year, with 454 pots out of the total 608 pots currently in operation. The first metal tapping from the 1.25 mtpa Jharsuguda II aluminium smelter project is expected in Q1 FY11.
Power Business
During Q3 and the nine month period, we sold 433 million units and 1,108 million units of power respectively, compared with 42 million units and 184 million units in the corresponding prior periods.
Revenue for Q3 and the nine month period was Rs. 233 crores and Rs. 493 crore respectively, compared with Rs. 14 crores and Rs. 62 crores in the corresponding prior periods.

Sterlite Industries (India) Limited Results for the Third Quarter and Nine months ended 31 December 2009	Page 4 of 5
EBITDA for the same period was Rs. 124 crores and Rs. 306 crores respectively, compared with Rs. 32 crores and Rs. 78 crores in the corresponding prior periods.
Expansion Projects
Construction work on the 2,400 MW (4x600 MW) power plant at Jharsuguda, Orissa is in progress, with the first unit of 600 MW expected to be commissioned by the end of this financial year, and the remaining units expected to be progressively commissioned by the end of CY 2010.
For the previously announced Talwandi Sabo power project, EPC contract has been signed and mobilisation activities for commencement of construction have begun.
ASARCO update
On November 13, 2009, the US District Court confirmed the re-organisation plan proposed by ASARCO’s parent company and rejected the plan proposed by the Company. The Company has preferred to file an appeal against the order of US District Court.
Subsequently, the Bankruptcy Court approved the motion of ASARCO to terminate the Settlement and Purchase and Sale Agreement and allow it to draw on the USD 50 million Letter of Credit. The Company has provided Rs 274 crores as an exceptional item in the quarter. The Company has also filed an application before the Bankruptcy Court for refund of the USD 50 million drawn down by ASARCO and payment of compensation for legal expenses.
Cash, Cash Equivalents and liquid investments
Consolidated cash, cash equivalents and liquid investments as on 31 December 2009 was Rs. 25,257 crores. This includes Rs. 21,527 crores in debt mutual funds and Rs. 3,730 crores in cash and fixed deposits with the banks. The Company has a strong internal control mechanism that includes continuous review and monitoring of all its investments. The investments portfolio is independently reviewed by Credit Rating Information Services of India Limited (CRISIL) on an ongoing basis.

Sterlite Industries (India) Limited Results for the Third Quarter and Nine months ended 31 December 2009	Page 5 of 5
For further information, please contact:

Ashwin Bajaj	Ashwin.bajaj@vedanta.co.in
Vice President — Investor Relations	Tel: +91 22 6646 1531
Sterlite Industries (India) Limited

Sheetal Khanduja
AGM — Investor Relations	Sheetal.khanduja@vedanta.co.in
Sterlite Industries (India) Limited	Tel: +91 22 6646 1531
About Sterlite Industries
Sterlite Industries is India’s largest non-ferrous metals and mining company with interests and operations in aluminum, copper, zinc and lead and power. It is a subsidiary of Vedanta Resources plc, a London-based diversified FTSE 100 metals and mining group. Sterlite Industries’ main operating subsidiaries are Hindustan Zinc Limited for its zinc and lead operations; Copper Mines of Tasmania Pty Limited for its copper operations in Australia; and Bharat Aluminum Company Limited for its aluminum operations. The company operates its own copper operations in India. The company has entered the commercial energy generation business and is in the process of setting up a 2,400MW independent power plant through its wholly owned subsidiary, Sterlite Energy Limited. Sterlite Industries is listed on the Bombay Stock Exchange and National Stock Exchange in India and the New York Stock Exchange in the United States. For more information, please visit www.sterlite-industries.com.
Disclaimer
This press release contains “forward-looking statements” — that is, statements related to future, not past, events. In this context, forward-looking statements often address our expected future business and financial performance, and often contain words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “should” or “will.” Forward-looking statements by their nature address matters that are, to different degrees, uncertain. For us, uncertainties arise from the behaviour of financial and metals markets including the London Metal Exchange, fluctuations in interest and or exchange rates and metal prices; from future integration of acquired businesses; and from numerous other matters. of national, regional and global scale, including those of a political, economic, business, competitive or regulatory nature. These uncertainties may cause our actual future results to be materially different that those expressed in our forward-looking statements. We do not undertake to update our forward-looking statements.